Joint-venture with Dongbu Metal

Posco and Dongbu Metal Co., Ltd. signed an agreement to establish a joint-venture firm, which mainly produces melted high-quality FeMn to manufacture high Mn steels for automobiles and plates. Posco would hold 65 percent stake in this firm.